UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __) *

EP Energy Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

268785102

(CUSIP Number)

December 31, 2014

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 268785102

1		NAME OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 18,609,652(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,609,652(1) shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,652(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Person through EPE 892 Co-Investors I, L.P. See Item 4.
(2)           Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 268785102

1		NAME OF REPORTING PERSONS CIC International Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 18,609,652(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,609,652(1) shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,652(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Person through EPE 892 Co-Investors I, L.P. See Item 4.
(2)           Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 268785102

1		NAME OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 18,609,652(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,609,652(1) shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,609,652(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Person through EPE 892 Co-Investors I, L.P. See Item 4.
(2)           Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

Item 1(a) Name of Issuer

EP Energy Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices

1001 Louisiana Street
Houston, TX 77002

Item 2(a) Name of Persons Filing

China Investment Corporation
CIC International Co., Ltd.
Best Investment Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation is as follows:

New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng District
Beijing 100010
People’s Republic of China

Item 2(c) Citizenship

China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation are established under the Company Law of the People’s Republic of China.

Item 2(d) Title of Class of Securities

Class A Common Stock

Item 2(e) CUSIP Number

268785102

Item 3  If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4  Ownership

The number of shares of Class A Common Stock beneficially owned by China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation is as follows:

5

Reporting Person	Amount Beneficially Owned(1)	Percent of Class(2)
China Investment Corporation	18,609,652	7.6%
CIC International Co., Ltd.	18,609,652	7.6%
Best Investment Corporation	18,609,652	7.6%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared(1)	Sole	Shared(1)
China Investment Corporation CIC International Co., Ltd.	0 0	18,609,652 18,609,652	0 0	18,609,652 18,609,652
Best Investment Corporation	0	18,609,652	0	18,609,652

China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. By virtue of China Investment Corporation being the parent of CIC International Co., Ltd., which is the parent of Best Investment Corporation, China Investment Corporation and CIC International Co., Ltd. may be deemed to share beneficial ownership of shares of the Issuer’s Class A Common Stock that may be deemed to be beneficially owned by Best Investment Corporation.  Best Investment Corporation holds certain limited partnership interests in EPE 892 Co-Investors I, L.P., which in turn, holds shares of the Issuer’s Class A Common Stock.  By virtue of the EPE 892 Co-Investors I, L.P. limited partnership agreement, under which Best Investment Corporation has the right to direct actions to be taken by EPE 892 Co-Investors I, L.P. with respect to shares of the Issuer’s Class A Common Stock held by EPE 892 Co-Investors I, L.P. that would be allocated to Best Investment Corporation under the terms of the EPE 892 Co-Investors I, L.P. limited partnership agreement, Best Investment Corporation may be deemed to beneficially own 18,609,652 shares of the Class A Common Stock .

Item 5  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8  Identification and Classification of Members of the Group

Not applicable.

Item 9  Notice of Dissolution of Group

Not applicable.

Item 10  Certifications

Not applicable.

(1)           Based on the number of shares of Class A Common Stock of the Issuer held indirectly by the Reporting Persons through EPE 892 Co-Investors I, L.P.
(2)           Based on 244,800,513 shares of Class A Common Stock outstanding as of October 30, 2014 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2014.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 28, 2015.

CHINA INVESTMENT CORPORATION

By:	/s/ Ding Xuedong
	Name:	Ding Xuedong
	Title:	Chairman & CEO

CIC INTERNATIONAL CO., LTD.

By:	/s/ Ding Xuedong
	Name:	Ding Xuedong
	Title:	Chairman & CEO

BEST INVESTMENT CORPORATION

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	President & Executive Director

7

Exhibit Index

Exhibit A	Joint Filing Agreement, dated January 28, 2015, entered into by China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation

8